                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          PACIFIC ENERGY PARTNERS, L.P.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)


                                   69422R 10 5
                                   -----------
                                 (CUSIP Number)

  Thomas R. Denison, First Reserve GP X, Inc., One Lafayette Place, Greenwich,
                        Connecticut 06830 (203) 625-2520
                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         69422R 10 5
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         FIRST RESERVE GP X, INC.           IRS NO. 84-2133571

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------


Number of                  7.       Sole Voting Power
Shares                              3,143,665(1)
Beneficially               -----------------------------------------------------
Owned by                   8.       Shared Voting Power

Each                       -----------------------------------------------------
Reporting                  9.       Sole Dispositive Power
Person With                         3,143,665 (1)
                           -----------------------------------------------------
                           10.      Shared Dispositive Power

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,143,665 (1)

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         13.7%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         CO

--------------------------------------------------------------------------------

(1) Based on 19,158,747 Common Units, 603,809 General Partner Interests and 3,143,665 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of February 28, 2005 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

CUSIP NO. 69422R 10 5
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         FIRST RESERVE GP X, L.P.           IRS NO.  56-2416968

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------


Number of                  7.       Sole Voting Power
Shares                              3,143,665 (1)
Beneficially               -----------------------------------------------------
Owned by                   8.       Shared Voting Power

Each                       -----------------------------------------------------
Reporting                  9.       Sole Dispositive Power
Person With                         3,143,665 (1)
                           -----------------------------------------------------
                           10.      Shared Dispositive Power

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,143,665 (1)

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         13.7%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

(1) Based on 19,158,747 Common Units, 603,809 General Partner Interests and 3,143,665 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of February 28, 2005 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

CUSIP NO.   69422R 10 5
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         FIRST RESERVE PACIFIC HOLDINGS AIV, L.P.         IRS NO.  20-2464499

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------


Number of                  7.       Sole Voting Power
Shares                              3,143,665 (1)
Beneficially               -----------------------------------------------------
Owned by                   8.       Shared Voting Power

Each                       -----------------------------------------------------
Reporting                  9.       Sole Dispositive Power
Person With                         3,143,665 (1)
                           -----------------------------------------------------
                           10.      Shared Dispositive Power

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,143,665 (1)

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         13.7%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

(1) Based on 19,158,747 Common Units, 603,809 General Partner Interests and 3,143,665 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of February 28, 2005 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the common units representing limited partner interests ("Common Units") of Pacific Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), into which subordinated units representing limited partner interests of the Issuer are convertible (the "Subordinated Units"). The Issuer has its principal executive offices at 5900 Cherry Avenue, Long Beach, California 90805-4408.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by First Reserve GP X, Inc. ("First Reserve"), First Reserve GP X, LP ("GP X"), and First Reserve Pacific Holdings AIV, L.P. ("Holdings LP") (collectively, the "Reporting Persons") to report the indirect acquisition of Common Units issuable upon the conversion of Subordinated Units.

First Reserve is the general partner of GP X. GP X is the general partner of Holdings LP. Following the transaction that is the subject of this Schedule 13D, Holdings LP directly owns a 30 percent limited partner interest in LB Pacific, LP ("LB LP") and a 30 percent membership interest in LB Pacific GP, LLC ("LB LLC").

The Subordinated Units of the Issuer that are the subject of this Schedule 13D are directly owned by LB LP. LB LLC is the sole general partner of LB LP. LB LP is the sole limited partner of Pacific Energy GP, LP, which is the sole general partner of the Issuer. LB LP is also the sole owner of Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP.

The Reporting Persons, by and through the holdings of LB LP and LB LLC, own more than 5% of the issuable and outstanding Common Units.

Holdings LP is a Delaware limited partnership formed for the purpose of making investments in the Issuer. GP X is a Delaware limited partnership, the purpose of which is to act as the general partner of certain investment partnerships, including Holdings LP. First Reserve is a Delaware corporation and is the general partner of GP X.

The principal business and office address of the Reporting Persons is One Lafayette Place, Greenwich, CT 06830.

Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this
Schedule 13D held by any other person.

During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to that certain Purchase Agreement, dated March 21, 2005 (the "Purchase Agreement"), by and among First Reserve Pacific Holdings AIV, L.P. ("Buyer"), Lehman Sidecar I, LLC and LB I Group Inc. ("Seller"), Buyer agreed to buy and Seller agreed to sell, approximately 30% of the respective limited partnership and membership interests of LB LP and LB LLC (the "Acquired Interests"). On March 21, 2005 (the "Closing"), Buyer acquired (the "Acquisition") all of the Acquired Interests. LB LP owns 10,465,000 Subordinated Units of the Issuer. The Subordinated Units may be converted into an equal number of

Common Units upon satisfaction of the conditions described in the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. dated as of July 26, 2002, as amended by Amendment No. 1 dated as of August 1, 2003, Amendment No. 2 dated as of January 27, 2004, and Amendment No. 3 dated as of March 26, 2004 (the "Partnership Agreement").

The Buyer paid the Seller approximately $53.8 million in cash at the Closing. The Buyer financed the $53.8 million in cash entirely through equity contributions from its limited partners and its general partner.

ITEM 4. PURPOSE OF TRANSACTION.

The purchase by Holdings LP of a 30 percent limited partner interest in LB LP and a 30 percent membership interest in LB LLC (and resulting indirect acquisition of beneficial ownership of Subordinated Units and Common Units) was undertaken for investment purposes. Holdings LP also intends to participate in and influence the affairs of the Issuer through its rights to appoint directors to the board of directors of Pacific Energy Management, LLC, a Delaware limited liability company, which is the general partner of Pacific Energy GP, LP. Pacific Energy GP, LP is the general partner of the Issuer. The charter documents of LB LP and LB LLC give Holdings LP limited (in scope and time) veto rights over certain extraordinary transactions (including mergers and other sale transactions) at the LB LP and LB LLC level.

Holdings LP intends to review its investment in the Issuer on a continuing basis and, may or may not acquire additional Units, on the open market or otherwise, subject to: the price and availability of the Units; subsequent developments affecting the energy market as a whole; the Issuer and the Issuer's business and prospects; other investment and business opportunities available to the Reporting Persons; general stock market and economic conditions; and other factors. Holdings LP may or may not also decide to dispose of the Units at any time, including without limitation through adoption and execution of a written plan under Rule 10b5-1 of the Exchange Act of 1934, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities based on all of the above factors and on the eventual liquidation of Holdings LP in accordance with its partnership agreement.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) -- (b) As of the date hereof, the Reporting Persons do not directly own any securities of the Issuer. First Reserve is the general partner of GP X. GP X is the general partner of Holdings LP. Following the transaction that is the subject of this Schedule 13D, Holdings LP directly owns a 30 percent limited partner interest in LB LP and a 30 percent membership interest in LB LLC.

The Subordinated Units of the Issuer that are the subject of this Schedule 13D are directly owned by LB LP and indirectly owned by LB LLC. LB LP directly owns 10,465,000 Subordinated Units.

LB LLC is the sole general partner of LB LP. LB LP the sole limited partner of Pacific Energy GP, LP, which is the sole general partner of the Issuer. LB LP is also the sole owner of Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP.

As a result of the above ownership structure, the Reporting Persons may be deemed to possess sole voting and dispositive powers with respect to 30 percent of the Subordinated Units directly held by LB LP, which percentage equals 3,143,665.

To the knowledge of the Reporting Persons, no person on Schedule I beneficially owns any Common Units, General Partner Interests or Subordinated Units.

(c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Units.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the limited partners of First Reserve Fund X, LP, an affiliate of the Reporting Persons, or Holdings LP has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Subordinated Units indirectly owned by the Reporting Persons.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JOINT FILING AGREEMENT

A Joint Filing Agreement dated March 31, 2005, by and among First Reserve Pacific Holdings AIV, L.P., First Reserve GP X, LP, and First Reserve GP X, Inc. has been executed by the Reporting Persons, a copy of which is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.

ISSUER PARTNERSHIP AGREEMENT

Pursuant to the terms of the Issuer's Partnership Agreement, the subordination period applicable to the Subordinated Units will end once the Issuer meets the financial tests in its Partnership Agreement, but it generally cannot end before June 30, 2007. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis. If the Issuer meets the financial tests in its Partnership Agreement for any quarter ending on or after June 30, 2005, 25% of the Subordinated Units will convert into Common Units. If the Issuer meets these tests for any quarter ending on or after June 30, 2006, an additional 25% of the Subordinated Units will convert into Common Units. The second early conversion of the Subordinated Units may not occur until at least one year after the first early conversion of Subordinated Units.

PURCHASE AND SALE AGREEMENT

Pursuant to the Purchase Agreement, the Buyer agreed to buy and the Seller agreed to sell approximately 30 percent of the respective limited partnership and membership interests of LB LP and LB LLC. The Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners. In addition the Issuer GP and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws, any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    1.  Joint Filing Agreement of Schedule 13D. (1)

    2.  Purchase Agreement, dated as of March 21, 2005.(1)

    3. First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P., dated July 26, 2002 (filed as Exhibit 3.2 to the Issuer's Form 10-Q filed on September 5, 2002), as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of the Issuer dated August 1, 2003 (filed as Exhibit 3.3 to the Issuer's Form S-3 filed on August 1, 2003), as amended by Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P., dated January 27, 2004 (filed as Exhibit 3.4 to the Issuer's Form 10-K filed March 15, 2005), as amended by Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer's Form 10-Q on May 5, 2004).

(1) Filed herewith

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED AS OF MARCH 31, 2005

First Reserve GP X, Inc.                               First Reserve GP X, LP
                                                       By: First Reserve GP X, Inc., its General Partner


By: /s/ Thomas R. Denison                              By: /s/ Thomas R. Denison
    ----------------------------------------               ----------------------------------------
    Thomas R. Denison, Managing Director                   Thomas R. Denison, Managing Director


First Reserve Pacific Holdings AIV, LP
By: First Reserve GP X, L.P., its General Partner
By: First Reserve GP X, Inc., its General Partner


By: /s/ Thomas R. Denison
    ----------------------------------------
    Thomas R. Denison, Managing Director

                                   SCHEDULE I


The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP X, Inc. are set forth below. Each such person is a citizen of the United States and does not have any other principal occupation:


Name                                         Position with First Reserve GP X, Inc.              Business Address
-----------------------------------------    ------------------------------------------------    -----------------------
William E. Macaulay                          Chairman, CEO, Managing Director and Member of      (1)
                                             the Board of Directors

John A. Hill                                 Vice Chairman, Managing Director                    (1)

Ben A. Guill                                 President, Managing Director and Member of the      (2)
                                             Board of Directors

Thomas J. Sikorski                           Managing Director                                   (1)

J.W.G. (Will) Honeybourne                    Managing Director                                   (2)

Thomas R. Denison                            Managing Director, General Counsel, Secretary       (1)

Alex T. Krueger                              Managing Director                                   (1)

Jennifer C. Zarrilli                         Treasurer, Chief Financial Officer and Member of    (1)
                                             the Board of Directors


(1) One Lafayette Place, Third Floor, Greenwich, CT 06830

(2) 600 Travis Street, Suite 6000, Houston, TX 77002

                                 EXHIBIT INDEX


    1.  Joint Filing Agreement of Schedule 13D.(1)

    2.  Purchase Agreement, dated as of March 21, 2005.(1)

    3.  First Amended and Restated Agreement of Limited Partnership of Pacific
        Energy Partners, L.P., dated July 26, 2002 (filed as Exhibit 3.2 to the
        Issuer's Form 10-Q filed on September 5, 2002), as amended by Amendment
        No. 1 to First Amended and Restated Agreement of Limited Partnership of the Issuer dated August 1, 2003 (filed as Exhibit 3.3 to the Issuer's
        Form S-3 filed on August 1, 2003), as amended by Amendment No. 2 to
        First Amended and Restated Agreement of Limited Partnership of Pacific
        Energy Partners, L.P., dated January 27, 2004 (filed as Exhibit 3.4 to the Issuer's Form 10-K filed March 15, 2005), as amended by Amendment
        No. 3 to First Amended and Restated Agreement of Limited Partnership of
        Pacific Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer's Form
        10-Q on May 5, 2004).


(1) Filed herewith